                             30021 Tomas, Suite 200
                        Rancho Santa Margarita, CA 92688

[RG GLOBAL LIFESTYLES INC. LOGO]


                                October 10, 2006

By facsimile to (202) 772-9368 and U.S. Mail
--------------------------------------------

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-7010

Re:      RG Global Lifestyles, Inc. ("Company")
         Amendment 2 to Registration Statement on Form SB-2
         Filed September 19, 2006
         File No. 333-135966

Dear Mr. Kelly:

         Pursuant to Rule 461 of Regulation C, we hereby request the acceleration of the effective date for the Company's Registration Statement to 5:00 PM Eastern Daylight Savings Time on Thursday, October 12, 2006 or as soon as possible thereafter.
         The Company hereby acknowledges the following:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in connection with the Commission's review of our filing or in response to the Commission's comments to our filing.

            Thank you for your assistance in this matter.

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Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission
Page 2



         Please feel free to contact Scott D. Olson by phone (310) 985-1034, facsimile (501) 634-2648, or email scottdavidolson@yahoo.com, with any questions.

                                     Sincerely,


                                     /S/ SCOTT D. OLSON
                                     -------------------------------------------
                                     Scott D. Olson, Esq.
                                     Legal counsel to RG Global Lifestyles, Inc.




       30021 Tomas, Rancho Santa Margarita, CA 92614 o Tel: (949) 888-9500
                     o Fax: (949) 888-9525 o www.rgglife.com